Mail Stop 4561

February 1, 2008

Pamela J. Craig
Chief Financial Officer
Accenture LTD
Canon's Court
22 Victoria Street
Hamilton HM 12, Bermuda

> **Re:** **Accenture LTD**
> **Form 10-K for the Fiscal Year Ended August 31, 2007**
> **Filed October 23, 2007**
> **Form 8-K**
> **Filed September 27, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 28, 2007**
> **File No. 001-16565**

Dear Mrs. Craig:

We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2007

Business, page 1

1. We note the detailed descriptions beginning on page 14 of your two-tier capital structure and the transfer restrictions relating to equity interests in your holding

and operating companies. Please clarify the purpose and intent of these structural features.

2.   We note your apparently significant business relationships with government entities. Please tell us why you have not included in your Business section disclosure regarding the portion of your business that may be subject to renegotiation or termination at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K.

3.   We note your discussion on page 25 of your relationships with subcontractors. As appropriate, consider including a discussion of these relationships in the Business section.

Risk Factors

Tax legislation and negative publicity related to Bermuda companies…, page 33

4.   We note your presentation of risks regarding tax legislation and negative publicity related to Bermuda companies. Your discussion does not give a clear idea of the nature of the tax matters or the content of the negative media comments. We believe you should clarify the true nature and impact of these risks.

The share price of Accenture Ltd Class A common shares…, page 34

5.   You have included a 3-page risk factor regarding future sales of your equity interests by your employees and former employees. Risk factors are required to be concise. See Item 503(c) of Regulation S-K. Consider how you can present your risk factors more concisely.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 47

6.   You refer to three growth platforms—management consulting, systems integration and technology, and outsourcing—in the business section but discuss only two of these platforms in Management's Discussion and Analysis. Moreover, it is unclear how the two platforms you discuss, consulting and outsourcing, relate to the five operating groups referred to in results of operations. To the extent there is a nexus between the growth platforms and operating groups, it would appear that Management's Discussion and Analysis should be revised to more clearly reflect any such relationships.

7.   Your results of operations discussion should include the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold, to changes in prices charged or to new product innovations. Currently, the text provides little information to investors about the pricing environment for your products over the three most recent years and how any changes for the prices of the goods you sell affected your revenues over the three-year period. See Item 303(a)(3)(iii) of Regulation S-K. Furthermore, your discussion does not appear to focus on the relationship between revenue growth and geographic expansion. For example, we note your statement on page 33 that you have experienced particular growth in India and the Philippines.

8.   Tell us whether your utilization rate is a key indicator or variable of your financial performance. Tell us your consideration of disclosing the utilization rate for each period presented. Please clarify your disclosure that states that "the decrease … [selling and marketing and general and administrative] costs as a percentage of revenues before reimbursements was primarily due to higher utilization of [y]our client-service personnel on contracts." That is, explain why the higher utilization of your client-service personnel would result in lowering such cost.   We refer you to the interpretive guidance in Section III.B.1 of SEC Release No. 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

<u>Results of Operations for the Year Ended August 31, 2007 Compared to Year Ended August 31, 2006, page 57</u>

9.   We note your disclosure that much of the increases in revenues in each of your operating groups were driven by outsourcing and/or consulting growth in various industry groups and geographic regions. To the extent possible, please provide greater detail as to the factors that contributed to the growth you experienced in these areas. For example, you disclose that revenues in the products operating group increased 23% with both consulting and outsourcing contributing to the growth. You further indicate that the increases more than offset an expected revenue decline related to a contract termination. Please provide quantified disclosure both as to the multiple factors contributing to material changes in revenues and any offsetting factors.

10.   We note instances where two or more sources of a material change have been identified, but the quantification of the contribution for each source that contributed to the change is not disclosed. As an example, on page 59 you disclose the increase in Financial Services operating income is due to revenue growth, higher utilization, lower sales and marketing costs as a percentage of revenues, partially offset by higher compensation costs and delivery inefficiencies without quantification. Further, explain why you analyze each operating expense separately on a consolidated basis but not separately on a segment basis consistent

with your revenue discussion. It appears that you have included a discussion on a consolidated basis in your overview section. Tell us your consideration of quantifying each source that contributed to a material change pursuant to the requirements of the related interpretive guidance in Section III. D and F of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your MD&A discussion.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1 Summary of Significant Accounting Policies

Principles of Consolidation, page F-9

11.   We note that "the purchases and/or redemptions of Accenture SCA Class 1 common shares or Accenture Canada Holdings Inc. exchangeable shares are accounted for at carryover basis". Explain why these purchases and/or redemptions should be accounted for at carryover basis. Cite the accounting literature that supports this accounting. Indicate why these transactions should not be subject to purchase accounting in accordance with SFAS 141.

Note 17. Quarterly Data-page F-47

12.   We note that your disclosures do not include gross profits or cost of revenues in the selected quarterly financial data. Tell us how you considered the guidance in Item 302 of Regulation S-K. Refer to SAB Topic 6(G)1 – Question 3.

Form 8-K filed September 27, 2007

13.   We believe the non-GAAP operating statement columnar format appearing in your furnished document may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. In addition, please clarify why you believe that your non-GAAP financial measures are useful to investors as a measure of comparative operating performance when the items excluded in your non-GAAP financial measures are part of your GAAP results. If your are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures, you may consider

presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

Schedule 14A

Compensation of Executive Officers and Directors

Compensation Discussion and Analysis, page 24

14.   You disclose that the company provides compensation to its named executive officers based in part on meeting company and individual performance objectives. However, you do not disclose any of the specific performance objectives but instead discusses "performance themes," such as "educating, energizing and inspiring our people," and you describe corporate performance in general terms such as "strong."   Because the company relies on corporate and individual performance in setting performance-based compensation, more specific disclosure should be provided, subject to Instruction 4 to Item 402(b) of Regulation S-K. If you intend to rely on this instruction, then you must provide meaningful disclosure regarding the level of difficulty or likelihood of achieving such undisclosed target levels. Note that a statement that the performance objectives for 2007 were "particularly challenging" does not appear to adequately address the disclosure requirement.

15.   The discussion on pages 26 and 27 provides little understanding as to how the compensation committee and others involved in setting compensation arrived at the fiscal year 2007 figures for base compensation. See Item 402(b)(1)(v) of Regulation S-K. Please revise accordingly.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457 or David Orlic, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief